Exhibit 3.1

Parent Disclosure Schedule

The following memorandum constitutes the Parent Disclosure Schedule referenced in the Agreement and Plan of Merger (the "Agreement"), dated July 8, 2008, by and among IMMS, Inc., a Nevada corporation ("Parent"), IMMS Acquisition, LLC, a California limited liability Parent and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and EV Rental Cars, LLC, a California limited liability Company ("Company"). This Parent Disclosure Schedule sets forth the disclosures required by Article 3 of the Agreement and, where applicable, sets forth the exceptions to the representations and warranties of Parent contained in the Agreement. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

No reference to, or disclosure of, any item or other matter in this Parent Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Parent Disclosure Schedule. No disclosure in this Parent Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

This Parent Disclosure Schedule and the information and disclosures contained herein are intended only to qualify and limit the representations and warranties of Parent and Merger Subsidiary contained in the Agreement and shall not be deemed to expand in any way the scope or effect of any such representations and warranties. Where the terms of a contract or other disclosure item have been summarized or described in this Parent Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such contract or other item. Document summaries herein are provided solely for convenience and merely supplement the disclosure provided by Parent through Parent and Merger Subsidiary's due diligence review of such documents.

The schedule numbers contained in this Parent Disclosure Schedule correspond to the section to the Agreement to which the disclosure contained therein relates. However, notwithstanding anything to the contrary contained in this Parent Disclosure Schedule or in the Agreement, each exception disclosed in one section of the Parent Disclosure Schedule shall be deemed disclosed in each other section of the Parent Disclosure Schedule provided it is reasonably apparent on its face that the matter is responsive to the representation to which such other section relates.

The headings and introductions used in this Parent Disclosure Schedule have been included for convenience only, and are not intended to limit the effect of the disclosure contained in this Parent Disclosure Schedule or to expand the scope of the information required to be disclosed in this Parent Disclosure Schedule.

Section 3.3 Capitalization

1. Parent is authorized to issue: a) 10 million shares of "Blank Check" Preferred Stock ($.001 par value), none of which are issued and outstanding; and b) 190,000,000 shares of common stock ($.001 par value) with 12,407,276 issued and outstanding. There are no warrants or options to purchase any securities from Parent. See attached copies of Parent's Articles of Incorporation, together with all amendments thereto.

2. Merger-Sub is authorized to issue Merger-Sub LLC Interests expressed as percentage interests. Parent owns a total of 100% of the Merger-Sub LLC Interests issued and outstanding.

Section 3.8 Absence of Undisclosed Liabilities

As of March 31, 2008, Parent has a balance due of $33,187 to its law firm. Since that date, Parent has incurred additional legal fees and costs, which additional legal fees and costs are estimated to exceed $10,000.